Filed pursuant to Rule 424(b)(3)
File No. 333-286863

PGIM PRIVATE REAL ESTATE FUND, INC.

SUPPLEMENT NO. 1 DATED JUNE 20, 2025

TO THE PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 30, 2025

This supplement (“Supplement”) is part of and should be read in conjunction with the prospectus (as supplemented to date, the “Prospectus”) and statement of additional information (“SAI”) of PGIM Private Real Estate Fund, Inc. (the “Fund”), dated April 30, 2025. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and SAI.

The purpose of this Supplement is to provide an update on recent acquisitions of assets.

Recent Asset Acquisitions

On June 17, 2025, the Fund closed on an approximately $51.7 million equity commitment (approximately $162.5 million gross investment) in a 570-unit garden style community in a suburb 20 miles north of Seattle, WA. The 34-acre property offers residents low density living in a mature landscape and is located with easy access to amenities and quality schools. The Fund, along with its joint venture partner, will execute a market rate to affordable conversion strategy which aims to provide attainable rental housing alternative to expensive home ownership.

On June 18, 2025, the Fund, along with its joint venture partner, closed on an approximately $5.5 million equity investment (approximately $15 million gross investment) in an 82,000 square foot manufacturing facility in southwest Houston. The property was developed in 2014 as a build-to-suit for the current tenant who occupies 100% of the building. As part of the sale, the tenant executed a new 15-year triple net lease with annual rent escalations.